UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024

Commission File Number: 001-35617

Sandstorm Gold Ltd.

(Translation of registrant’s name into English)

Suite 3200 - 733 Seymour Street
Vancouver, British Columbia
V6B 0SB Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Incorporation by Reference

Exhibit 99.1 (Sandstorm Gold Royalties Announces 2024 Second Quarter Sales and Revenue; Financial Results to be Released August 1) to this report on Form 6-K is deemed to be filed and incorporated by reference into this report and is hereby incorporated by reference into and as an exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-267554), as amended or supplemented, to the extent not superseded by documents or reports subsequently filed or furnished by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Sandstorm Gold Royalties Announces 2024 Second Quarter Sales and Revenue; Financial Results to be Released August 1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANDSTORM GOLD LTD.

Date: July 5, 2024	By:	/s/ Erfan Kazemi
Name: Erfan Kazemi
Title: Chief Financial Officer